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January 13, 2014

Via EDGAR and Overnight Courier

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Susan Block, Attorney-Advisor

Re:	Malibu Boats, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed January 8, 2014
File No. 333-192862

Dear Ms. Block:

On behalf of Malibu Boats, Inc. (the “Company”), set forth below are the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter, dated January 10, 2014, relating to the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed with the Commission on January 8, 2014 (the “Registration Statement”) and the supplemental information submitted by the Company.

The Company is concurrently filing via EDGAR Amendment No. 2 to the Registration Statement (the “Amendment”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For your convenience, we are also hand delivering a hard copy of this letter together with courtesy copies of the Amendment marked to show changes from Amendment No. 1 to the Registration Statement as filed with the Commission on January 8, 2014.

For your convenience, the text of each of the Staff’s comments is set forth in italics below, followed in each case by the Company’s response in regular type. Page number references in our responses refer to the Amendment. Capitalized terms used but not defined herein are used herein as defined in the Amendment. The responses and information described below are based upon information provided to us by the Company.

Amended Registration Statement on Form S-1

Inside Cover Page Artwork

1.	Please refer to the third, fourth and fifth pages of graphics. Graphics should be limited to pictures of your products and services. The graphics on the third and fourth pages, where an office worker moves from the office to behind the boat, appears to us to go beyond representing your products and services. As such, please delete.

In response to the Staff’s comment, the Company has replaced the referenced graphics with graphics that are limited to depictions of its products.

January 13, 2014

Prospectus Summary, page 1

Our Company, page 1

2.	In the third paragraph, you refer to “adjusted EBITDA margin of 19.0%” and “net income of $18.0 million” for fiscal year 2013. Please revise to disclose comparable numbers on an equivalent basis (that it, either on a percentage or dollar basis). It appears to us that presentation on a dollar basis would be preferable and more meaningful.

In response to the Staff’s comment, the Company has revised the disclosure to present adjusted EBITDA for fiscal year 2013.

Compelling Margins and Cash Flow, page 4

3.	The last sentence in the paragraph on the top of page 5 states how your margins generate significant excess cash flow. The focus in this section appears to be on adjusted EBITDA margin in this regard. Given that “adjusted EBITDA” excludes potential cash items, like income taxes and interest, we believe your statement may not be fully accurate. Please revise accordingly.

In response to the Staff’s comment, the Company has removed the reference to high margins from the referenced sentence. As indicated by the section heading “Compelling Margins and Cash Flow,” the referenced section focuses on both margins and cash flow. The latter portion of the paragraph is intended to address cash flow, rather than adjusted EBITDA margin, and the Company believes removing the reference to margins from the referenced sentence will prevent further confusion.

Management, page 98

Summary Compensation Table, page 104

4.	We note your disclosure in the Existing Employment Agreements section on page 105 that, for fiscal years 2012 and 2013, your board of directors exercised its discretion to increase the cash incentive bonuses for each of Messrs. Anderson, Springer and Wilson. If, in the exercise of discretion, an amount is paid over and above the amounts earned under a non-equity incentive plan award, it appears that amount should be reported in the “Bonus” column of the Summary Compensation Table. Please revise the “Bonus” and “Non-Equity Incentive Plan Compensation” columns of the Summary Compensation Table for the fiscal years 2012 and 2013 accordingly. Refer to Question 119.02 under Compliance and Disclosure Interpretations, Regulation S-K, available on our website at www.sec.gov.

In response to the Staff’s comment, the Company has revised the Summary Compensation Table to include in the “Non-Equity Incentive Plan Compensation” column only the amounts of cash incentive bonuses that were paid pursuant to the terms of the Company’s employment agreements with Messrs. Anderson, Springer and Wilson. The Company has disclosed the discretionary cash bonuses in the “Bonus” column of the Summary Compensation Table and added a footnote for clarification.

January 13, 2014

Exhibit 10.21

5.	Please refile a fully executed complete copy of the agreement. In this regard, we note that the filed version contains bracketed language. In this regard, refer to Section 3(a) of the exhibit.

In response to the Staff’s comment, the Company has refiled a complete copy of Exhibit 10.21 without the bracketed language.

Supplemental Response

Diagram, page 9

6.	We note that the diagram assumes that all shares offered, including the over-allotment, have been sold. We note that the diagram discloses that public stockholders will own 49.3% of the voting power of Malibu Boats, Inc. However, based on the same assumptions, we also note in the third bullet on page 8 that you disclose investors in this offering will have 36.6% of the voting power of Malibu Boats, Inc. It appears that the 49.3% amount includes voting power held by the selling stockholders equal to 12.7%. Please revise the diagram, as applicable, to clearly depict the percentage of voting power that investors in this offering will have, similar to the disclosure provided in the third bullet on page 8, as referenced above in this comment.

In response to the Staff’s comment, the Company has revised the diagrams on pages 10 and 95 of the Amendment to distinguish the voting and economic rights of public stockholders from the voting and economic rights of the selling stockholders.

The Offering, page 13

Use of Proceeds, page 13

7.	Please state in the first paragraph the amount of the underwriting discounts in arriving at the respective net proceeds amounts indicated.

In response to the Staff’s comment, the Company has added to the disclosure on page 13 of the Amendment the underwriting discounts and commissions used to calculate net proceeds. In addition, the Company advises the Staff that the disclosure previously included gross proceeds rather than net proceeds in this section and, in response to the Staff’s comment number 9, has revised the Amendment to disclose only net proceeds throughout.

8.	Please disclose how you arrive at the respective remaining proceeds indicated in the third paragraph. Disclosure in the second paragraph indicates that you intend to only use $69.8 million of the respective net proceeds indicated above.

In response to the Staff’s comment number 7, the Company has added the amount of the underwriting discounts and commissions to page 13 of the Amendment. In addition, the Company has, in response to the Staff’s comment number 9, revised the disclosure to include net proceeds rather than gross proceeds. The Company believes the revised disclosure provides transparency regarding its calculation of the remaining proceeds.

January 13, 2014

Use of Proceeds, page 38

9.	Please reconcile the net proceeds indicated here to the net proceeds indicated in “Use of Proceeds” on page 13. Ensure consistency of these amounts throughout your filing.

In response to the Staff’s comment, the Company has revised the disclosure throughout the Amendment to reflect the net proceeds rather than gross proceeds of the offering.

Unaudited Pro Forma Consolidated Financial Information, page 45

Unaudited Pro Forma Consolidated Statement of Income, page 47

10.	It is not clear how the amounts presented for “provision for income taxes” and “non-controlling interest” for each pro forma period presented are consistent with the corresponding rate or percentages indicated in the respective footnotes supporting these amounts. Please revise to expand the corresponding footnotes as appropriate to specifically disclose the details of how the adjustments presented were derived. In regard to the provision for income taxes, separately present the effect of each of federal, state, local and foreign taxes, and how each contributed to the effective tax rate indicated.

In response to the Staff’s comment, the Company has revised its disclosure in the footnotes on pages 48, 50 and 53 of the Amendment to disclose how adjustments were made for provisions for income taxes and non-controlling interest. In addition, the Company has presented the effect of state and federal income taxes in determining the effective tax rate. Further, the Company has added a reconciliation of the statutory federal income tax rate to the effective income tax rate and disclosure to clarify how the amount of non-controlling interest is calculated.

11.	In footnote 7, please specifically disclose how the 10,155,578 shares of Class A Common Stock were derived.

In response to the Staff’s comment, the Company has revised its disclosure in footnote 7 on page 50 of the Amendment to clarify that the 10,155,578 shares of Class A Common Stock is composed of 7,142,858 shares to be sold in the offering and 3,012,720 to be owned by the Selling Stockholders.

Unaudited Pro Forma Consolidated Balance Sheet, page 51

12.	Please revise to expand the corresponding footnote as appropriate to disclose how the adjustment for cash was determined. In so doing, reconcile this amount to disclosure elsewhere in the filing that appears to indicate that all of the proceeds of the offering are to be used, that is, no resultant increase to cash from the offering is expected. Conform the presentation in “Capitalization” as appropriate.

In response to the Staff’s comment, the Company has added to its disclosure on page 52 of the Amendment a reconciliation showing adjustments to cash related to the consummation of the offering. Based on this reconciliation, the Company does not believe any revisions of the pro

January 13, 2014

forma financial statements are necessary, but has added a footnote to the “Capitalization” presentation that provides this reconciliation.

13.	Please revise to expand the corresponding footnotes to specifically disclose the details of how the adjustments presented for “deferred tax asset,” “payable pursuant to tax receivable agreement,” “additional paid-in capital,” “accumulated earnings” and “non-controlling interest” were determined.

In response to the Staff’s comment, the Company has provided expanded disclosure in the footnotes to the consolidated financial statements in the Amendment to clarify how the adjustments presented for the referenced items were determined.

Certain Relationships and Related Party Transactions

Tax Receivable Agreement

14.	On page 115, please reconcile the respective amounts in the first bullet for the increase in the deferred tax assets to the amount of the pro forma adjustment for deferred tax assets of $12.3 million presented in the pro forma balance sheet.

In response to the Staff’s comment, the Company has added language to the disclosure on page 118 of the Amendment to specify that the Company will include an adjustment to recognize additional deferred tax assets of $2.8 million to account for Malibu Boats, Inc.’s share of the historical tax basis in the assets of Malibu Boats Holdings, LLC in addition to the increase of $9.5 million in deferred tax assets for the estimated income tax effects of the increase in the tax basis of the assets owned by Malibu Boats, Inc.

Malibu Boats Holdings, LLC and Subsidiaries, page F-6

Consolidated Balance Sheets, page F-6

15.	Please remove the pro forma amounts for all but the equity section as they are not required or meaningful under the circumstances.

In response to the Staff’s comment, the Company has removed from page F-6 of the Amendment the pro forma amounts except for those in the equity section.

16.	Please revise the pro forma amounts for the equity section to fully reflect the effect of the offering and associated transactions, exclusive of the offering proceeds. The purpose of the pro forma presentation here is to present to investors what your equity will look like after the offering is consummated. Conform the corresponding note(s) to the financial statements as appropriate. In so doing, ensure that sufficient detail is provided for investors to fully understand how the respective pro forma amounts were determined.

In response to the Staff’s comment, the Company has revised the pro forma amounts in the equity section to reflect the effect of the offering and associated transactions, exclusive of the offering

January 13, 2014

proceeds, and has revised the disclosure on page F-10 of the Amendment to add a clarifying note discussing these pro forma amounts.

Consolidated Statements of Income, page F-7

17.	It is not clear how the amounts presented for “pro forma provision for income taxes” and “pro forma net income attributable to non-controlling interest” are consistent with the indicated corresponding rate or percentages. Please revise to expand the corresponding note(s) to the financial statements to specifically disclose the details of how the amounts were derived. In regard to the pro forma provision for income taxes, separately present the effect of each of federal, state, local and foreign taxes, and how each contributed to the effective tax rate indicated.

In response to the Staff’s comment, the Company has revised its disclosure on page F-10 of the Amendment to disclose how adjustments were made for provisions for income taxes and non-controlling interest. In addition, the Company has presented the effect of state and federal income taxes in determining the effective tax rate. Further, the Company has added a reconciliation of the statutory federal income tax rate to the effective income tax rate and disclosure to clarify how the amount of non-controlling interest is calculated.

18.	It appears that the line “pro forma net income before income taxes” is actually after income taxes. Please revise accordingly.

In response to the Staff’s comment, the Company has revised this disclosure to clarify that the referenced line reflects pro forma net income after income taxes.

*    *    *

Please note that the Company plans to file the form of underwriting agreement with a future amendment.

We appreciate in advance your time and attention to this Amendment, as well as to our comment responses. Should you have any additional questions or concerns, please call me at (615) 850-8476.

Very truly yours,

/s/ J. Chase Cole

J. Chase Cole
Waller Lansden Dortch & Davis, LLP

Enclosure